Filed Pursuant to Rule 433

Registration No. 333-277140-03

Free Writing Prospectus Dated May 12, 2026

Final Term Sheet

PPL ELECTRIC UTILITIES CORPORATION

$500,000,000 FIRST MORTGAGE BONDS, 5.75% SERIES DUE 2056

Issuer:	PPL Electric Utilities Corporation

Issuance Format:	SEC Registered

Trade Date:	May 12, 2026

Settlement Date:	May 15, 2026 (T+3)*

Title/Bonds:	5.75% First Mortgage Bonds, Series due 2056 (the “Bonds”)

Principal Amount:	$500,000,000

Stated Maturity Date:	May 15, 2056

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2026

Annual Interest Rate:	5.75%

Price to Public:	99.153% of the principal amount

Benchmark Treasury:	4.625% due November 15, 2055

Benchmark Treasury Yield:	5.030%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	5.810%

Optional Redemption:

Make-Whole Call:	Prior to November 15, 2055 (the “Par Call Date”), the Bonds may be redeemed, in whole at any time or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the Redemption Date; and (2) 100% of the principal amount of the Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Par Call:	On or after the Par Call Date, the Bonds will be redeemable at a redemption price equal to 100% of the principal amount of the Bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

Tax Credit Event Redemption	If a Tax Credit Event occurs, the Bonds may be redeemed, upon a notice of redemption not less than 10 nor more than 60 days prior to the date fixed for redemption, in whole but not in part at a redemption price equal to 101% of the principal amount of the Bonds being redeemed, plus accrued and unpaid interest to, but not including, the redemption date. A notice of redemption of the Bonds upon the occurrence of a Tax Credit Event (i) may only be sent by the later of (a) the end of the calendar year in which the Bonds were issued and (b) six months from the date of issuance of the Bonds and (ii) shall be accompanied by a certificate from an officer of the Issuer stating that a Tax Credit Event has occurred.

CUSIP / ISIN:	69351U BE2 / US69351UBE29

Joint Book-Running Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
Regions Securities LLC
Academy Securities, Inc.
Cabrera Capital Markets LLC
Independence Point Securities LLC
Mischler Financial Group, Inc.
Samuel A. Ramirez & Company, Inc.

Expected Ratings:**	A1 (Stable) by Moody’s Investors Service, Inc. A+ (Stable) by S&P Global Ratings, a division of S&P Global Inc.

*

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds prior to the business day preceding the settlement date will be required, by virtue of the fact that the Bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Bonds who wish to trade the Bonds prior to the business day preceding the settlement date should consult their advisors.

**

Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated May 12, 2026.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at (877) 649-6848, PNC Capital Markets LLC toll-free at (855) 881-0697, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.